Exhibit (p)

[LETTERHEAD OF 1WS CAPITAL ADVISORS, LLC]

December 14, 2018

1WS Credit Income Fund
1290 Avenue of the Americas, 34th Floor
New York, New York 10104

To the Board of Trustees:

In order to provide the 1WS Credit Income Fund (the “Fund”) with initial capital so as to enable the public offering of shares of the Fund, 1WS Capital Advisors, LLC (“1WS”) is hereby purchasing from the Fund 5,000 shares of beneficial interest, par value $0.001 per share, of the Fund, at a purchase price of $20.00 per share.

1WS represents and warrants that such purchase of shares is being made for investment purposes and not with a view towards the distribution thereof; and without any present intention of selling such shares.

Very truly yours,

1WS Capital Advisors, LLC

By: One William Street Capital Management, L.P., its managing member

By:	/s/ Kurt A. Locher
Name:	Kurt A. Locher
Title:	Chief Operating Officer